August 4, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention: Michael Killoy

Re:	ARYA Sciences Acquisition Corp III
Registration Statement on Form S-1
Filed July 21, 2020, as amended
File No. 333-239986

Dear Mr. Killoy:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of ARYA Sciences Acquisition Corp III that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on August 6, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 2400 copies of the Preliminary Prospectus dated July 29, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours, JEFFERIES LLC GOLDMAN SACHS & CO. LLC as Representatives of the Several Underwriters

JEFFERIES LLC

By:	/s/ Tina Pappas
Name:	Tina Pappas
Title:	Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Daniel M. Young
Name:	Daniel M. Young
Title:	Managing Director